EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Partners

Host Marriott, L.P.:

We consent to the incorporation by reference in the registration statement (No. 333-61722) on Form S-3 of Host Marriott, L.P. of our report dated March 3, 2006, with respect to the consolidated balance sheets of Host Marriott, L.P. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, partners’ capital and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2005 and the related financial statement schedule, which report appears in the annual report on Form 10-K of Host Marriott, L.P.

/s/ KPMG LLP

McLean, Virginia

March 10, 2006